UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  May 23, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 5 dated May 23, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

May 23, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 5, 2006
May 23, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC ARRANGES FINANCING (CORRECTION)

J-Pacific Gold Inc. (the "Company") wishes to make a correction to the news release issued today at 3:15 PM EST wherein it was incorrectly reported that the warrants issued in the announced private placement entitle the holder to purchase one additional common share of the Company at a price of $0.50 per share. The correct exercise price of the warrants is $0.55 per share. The corrected release follows:

The Board of Directors of J-Pacific Gold Inc. (the "Company") (TSX VENTURE:JPN) (OTCBB:JPNJF) is pleased to announce that the Company intends to proceed with a private placement of up to 1,800,000 Units of the Company at a price of $0.35 per Unit for total proceeds of up to $630,000. Each Unit consists of one common share and one warrant entitling the holder to purchase one additional common share of the Company at a price of $0.55 per share for a period of 12 months after the closing of the private placement. The Company will, subject to TSX Venture Exchange approval, pay a finders fee of 88,500 Units.

All securities issued will be subject to a four-month hold period. The proceeds of the financing will be applied to working capital.

The private placement is subject to regulatory approval.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.